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December 13, 2005

Filed via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Heartland, Inc. Registration Statement on Form SB-2
Filed on October 12, 2005

Gentlemen:

On behalf of Heartland, Inc., Commission File Number 333-128973, as permitted by the Securities Exchange Act of 1934, Heartland, Inc., the registrant, hereby withdraws its registration statement in accordance with “Rule 477 - - Withdrawal of Registration Statement or Amendment” on Form SB-2, for the reason that the registrant requires more time to respond to the comments of the Commission in its relevant letter of November 9, 2005, and for the registrant to furnish updated and audited financial statements. The Registrant states that no securities were sold in connection with the offering.

If necessary, the registrant requests the Commission to issue its order permitting withdrawal of the subject registration statement.

If you have any questions please feel free to call me. Thank you.

Sincerely,

SEC ATTORNEYS, LLC

/s/ Jerry Gruenbaum

Jerry Gruenbaum. Esquire

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